

November 21, 2012

Via E-Mail
Richard M. Rosenblatt
Chairman and Chief Executive Officer
Demand Media, Inc.
1299 Ocean Avenue, Suite 500
Santa Monica, California 90401

> **Re:** **Demand Media, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-35048**

Dear Mr. Rosenblatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Signatures, page 72

1.      The signatures on behalf of your principal executive officer, principal financial officer, controller, and directors are not dated. We note this is also true of your Form 10-K for the prior year. Please explain these omissions. In addition, please confirm that in future filings the signature page will conform to the requirements of Form 10-K in this regard.

Selected Financial Data

Non-GAAP Financial Measures, page 40

2.      Tell us what consideration you gave to specifically disclosing in the notes to your reconciliation of non-GAAP financial measures that you have excluded the direct costs of media content acquisition, consistent with the disclosure in your Form S-1/A 333-168612.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, at (202) 551-3241, or Melissa Walsh, at (202) 551-3224, if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Katherine Wray, at (202) 551-3483 or Maryse Mills-Apenteng, at (202) 551-3457.  If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief